As filed with the Securities and Exchange Commission on December 28, 2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)
CĪON INVESTMENT CORPORATION
(Name of Subject Company (Issuer))
CĪON INVESTMENT CORPORATION
(Names of Filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
17259U 105
(CUSIP Number of Class of Securities)

Michael A. Reisner
Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Richard Horowitz, Esq.
Matthew Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500
Fax: (212) 698-3599

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$37,886,492.97	$4,591.84*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,591.84
Form or Registration No.: Schedule TO
Filing Party: CĪON INVESTMENT CORPORATION
Date Filed: November 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2018 by CĪON Investment Corporation, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 4,209,610.33 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2017) and (ii) the number of Shares the Company can repurchase with the proceeds it has received from the issuance of common stock under the Company's distribution reinvestment plan, as amended and restated. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 16, 2018, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Eastern Time, on December 21, 2018, and a total of 2,806,726.687 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 1,759,864.463 Shares validly tendered and not withdrawn on a pro rata basis at a price equal to $8.812 per Share (an amount equal to the estimated net asset value per share of the Company's common stock on December 26, 2018) for an aggregate purchase price of $15,507,925.65 (an amount equal to the proceeds the Company received from the issuance of Shares under its distribution reinvestment plan). Approximately 62.7% of the number of Shares tendered by each shareholder who participated in the Offer was repurchased by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2018

CĪON Investment Corporation

By:	/s/ Michael A. Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer

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